UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: February 22, 2006

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X            Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated February 22, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2006	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY SECURES THREE LONG-TERM
SHUTTLE TANKER CONTRACTS

Nassau, The Bahamas, February 22, 2006 – Teekay Shipping Corporation (Teekay or the Company) today announced that it has been awarded long-term contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to Fronape International Company (FIC), a subsidiary of Petrobras Transporte S.A, the shipping arm of Petroleo Brasileiro S.A. (Petrobras). The vessels will be chartered to FIC at fixed-rates for a period of 13 years, commencing at various dates during the second half of 2006 and the first quarter of 2007.

In connection with these contracts, Teekay has entered into agreements to purchase two of the required vessels. Teekay has exercised the purchase option on a 2000-built Aframax tanker presently trading as part of the Company’s spot-rate chartered-in fleet and acquired a Suezmax newbuilding, both of which will be converted to shuttle tankers for a total investment of approximately $170 million. The Suezmax vessel will be 50%-owned by Teekay. The third vessel that will be employed under these contracts is a 2003-built Suezmax shuttle tanker which is already operating in Teekay’s shuttle tanker fleet. It is expected that the three contracts combined will generate approximately $34 million per annum in cash flow from vessel operations.

“This transaction highlights the growing demand for shuttle tankers at a time when high oil prices are supporting offshore oil exploration and production. The increase in offshore activity is highlighting the value of our shuttle tanker franchise as an economical solution for our customers around the world,” said Bjorn Moller, Teekay’s President and Chief Executive Officer. Mr. Moller continued, “Teekay’s supplier relationships with shipowners and shipyards, and extensive project management expertise allowed us to meet the relatively short lead-time required by Petrobras for modern shuttle tankers to service their growing offshore oil production.”

About Teekay Shipping

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has recently expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of more than 140 tankers, offices in 15 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the total investment required to acquire and convert two of the shuttle tankers; the commencement dates of the charter contracts; the annual cash flow from vessel operations expected from the charter contracts; the growth prospects for shuttle tankers; the increase in offshore oil production and exploration; and other potential financial and other benefits relating to the charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: early termination or breach of one or more of the charter contracts; potential delays or higher than anticipated costs associated with the conversion of the tankers; lower than anticipated offshore oil production or exploration; changes in applicable industry regulations; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2004. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: + 1 (604) 609-4703

Web site: www.teekay.com